Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$0.00	0.0001476%	$0.00

Fees Previously Paid	$23,537,901.00		$3,603.65

Total Transaction Valuation	$23,537,901.00

Total Fees Due for Filing			$3,603.65

Total Fees Previously Paid			$3,603.65

Total Fee Offsets			—

Net Fee Due			$0.00